SCHEDULE 13G



                               CUSIP NO. 912889409






                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G



                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)

                                  US West Inc.
                                (Name of Issuer)



                             4.5% Series D Preferred
                         (Title of class of securities)



                                    912889409
                                 (CUSIP number)








                 (A fee is not being paid with this statement.)

     1) Name of Reporting Person. Phoenix Investment Management Company, LP - 05-0438516. -------------------------------------------------------



     2) Check the Appropriate box if a Member of a Group (See Instructions)

     (a)

     (b)




     3) SEC Use Only......................................



     4) Citizenship or Place of Organization. Rhode Island, USA



Number of         (5) Sole Voting Power             435
Shares Bene-
ficially          (6) Shared Voting Power             0
Owned By
Each Report-      (7) Sole Dispositive Power  2,103,632
ing Person
With              (8) Shared Dispositive Power        0




     9) Aggregate Amount Beneficially Owned by Each Reporting Person.  2,103,632




     10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)



     11) Percent of Class Represented by Amount in Row 9. 10.5%




     12) Type of Reporting Person (See Instructions). IA




Item 1(a).  Name of Issuer.
         US West Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices.
         7800 East Orchard Road, Englewood, Colorado 80111.

Item 2(a).  Name of Person Filing.
         Phoenix Investment Management Company, LP.

Item 2(b).  Address of Principal Business Office.
         One Citizens Plaza, Providence, Rhode Island 02903.

Item 2(c).  Citizenship.
         Rhode Island, USA.

Item 2(d).  Title of Class of Securities.
         4.5% Series D Preferred("Preferred Stock").

Item 2(e).  CUSIP Number.
         912889409.

Item 3.
         Investment Advisor registered under section 203 of the Investment Advisers Act of 1940.

Item 4.  Ownership.

                  (a)      Amount Beneficially Owned.  2,103,632.
                  (b)      Percent of Class.  10.5%.

                  (c) Number of shares of Preferred Stock as to which the company has:

                           (i)      sole power to vote or to direct the vote
                                            435

                           (ii)     shared power to vote or to direct the vote
                                                0

                     (iii) sole power to dispose or to direct the disposition
                           of 2,103,632

                    (iv)   shared power to dispose or to direct the disposition
                           of     0

Item 5.  Ownership of Five Percent or Less of a Class.
         Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
         Not applicable.

Item 8.  Identification and Classification of Members of the Group.
         Not applicable.

Item 9.  Notice of Dissolution of Group.
         Not applicable.

Item 10. Certification.
         Not applicable.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  January 6, 1997              __/s/ Gerald J. Fogarty, Jr.
       ---------------              ----------------------------
                                    Gerald J. Fogarty, Jr., Partner